                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K


           [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998

                                       OR

           [_]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
               For the transition period from ________ to __________


                        Commission file number 0-18298

                           UNITRIN 401K SAVINGS PLAN
--------------------------------------------------------------------------------
                           A. (Full Title of Plan)


                                 Unitrin, Inc.
                             One East Wacker Drive
                              Chicago, IL  60601
--------------------------------------------------------------------------------
     B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information
--------------------


Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," the Annual Report on Form 11-K for the fiscal year ended December 31, 1998, consists of the audited financial statements of the Unitrin 401K Savings Plan for the year ended December 31, 1998, and the related schedules thereto. The Unitrin 401K Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable or the required information is included in the financial statements or notes thereto.


                                                                     Pages
     ---------------------------------------------------------------------
     Independent Auditors' Report                                       1

     Statements of Net Assets Available for Plan Benefits
      at December 31, 1998 and 1997                                     2

     Statement of Changes in Net Assets Available for Plan
      Benefits for the Year Ended December 31, 1998                     3

     Notes to the Financial Statements                                 4-6

     Line 27a - Schedule of Assets Held for Investments Purposes        7

     Line 27d - Schedule of Reportable Transactions                     8

                         Independent Auditors' Report
                         ----------------------------


The Plan Administrative Committee
Unitrin 401K Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Unitrin 401K Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for the plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/  KPMG LLP
Chicago, Illinois
June 28, 1999


                           Unitrin 401K Savings Plan
              Statement of Net Assets Available for Plan Benefits
                       As of December 31, 1998 and 1997
                            (Dollars in Thousands)

                                                     1998         1997
                                                  ----------   ----------
Assets
Investments:
  Capital Preservation Fund                       $   18,075   $   17,752
  Unitrin Common Stock Trust                          11,278        9,694
  Dreyfus Balanced Fund, Inc.                          9,128        8,723
  Dreyfus Liquid Assets, Inc.                          3,431        3,174
  Dreyfus Appreciation Fund, Inc.                     25,758       18,832
  Fidelity Magellan Fund                               6,862        4,381
  Fidelity Contrafund                                  7,399        5,342
  Loans to Participants                                3,569        3,442
                                                  ----------   ----------
Total Investments                                     85,500       71,340

Other Assets                                             751          644
                                                  ----------   ----------

Net Assets Available for Plan Benefits            $   86,251   $   71,984
                                                  ==========   ==========

The Notes to the Financial Statements are an integral part of these financial statements.

                           Unitrin 401K Savings Plan
        Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1998
                            (Dollars in Thousands)

                                                                     Participant Directed Investment Programs
                                         ----------------------------------------------------------------------------------------
                                                              Unitrin
                                            Capital           Common         Dreyfus         Dreyfus         Dreyfus     Fidelity
                                         Preservation          Stock         Balanced        Liquid        Appreciation  Magellan
                                             Fund              Trust        Fund, Inc.     Assets, Inc.     Fund, Inc.      Fund
                                         ------------       -----------     ----------     ------------    ------------  --------
Additions to Net Assets Attributed to:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value                      $        208             1,045            566            (3)           5,807       1,513
    Interest and Dividends                      1,092               399            258           163              139          35
    Investment Expenses                            (5)               (4)            (2)           (1)              (6)         (1)
                                         ------------       -----------     ----------       -------        ---------    --------
  Net Investment Income                         1,295             1,440            822           159            5,940       1,547
                                         ------------       -----------     ----------       -------        ---------    --------

  Contributions:
    Employer                                      176               192            104            64              240          88
    Participant                                 1,431             1,250            935           414            2,198         897
                                         ------------       -----------     ----------       -------        ---------    --------
  Total Contributions                           1,607             1,442          1,039           478            2,438         985
                                         ------------       -----------     ----------       -------        ---------    --------

  Transfers from Other Funds                    3,015               627            598         1,573            2,691       1,500
                                         ------------       -----------     ----------       -------        ---------    --------

Total Additions to Net Assets                   5,917             3,509          2,459         2,210           11,069       4,032
                                         ------------       -----------     ----------       -------        ---------    --------

Deductions from Net Assets Attributed to:
  Benefits Paid to Participants                 2,303               956            778           701            1,670         448
  Transfers to Other Funds                      3,291               969          1,276         1,252            2,473       1,103
                                         ------------       -----------     ----------       -------        ---------    --------

Total Deductions from Net Assets                5,594             1,925          2,054         1,953            4,143       1,551
                                         ------------       -----------     ----------       -------        ---------    --------

Change in Net Assets Available
  for Plan Benefits                               323             1,584            405           257            6,926       2,481
Net Assets Available for Plan
  Benefits,  Beginning of the Year             17,752             9,694          8,723         3,174           18,832       4,381
                                         ------------       -----------     ----------       -------        ---------    --------
Net Assets Available for
  Plan Benefits, End of the Year         $     18,075            11,278          9,128         3,431           25,758       6,862
                                         ============       ===========     ==========       =======        =========    ========


                                                              Loans
                                           Fidelity            To             Other
                                          Contrafund       Participants       Assets        Total
                                          ----------       ------------       ------        -----
Additions to Net Assets Attributed to:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value                             1,647                 -             1       10,784
    Interest and Dividends                         37               235             1        2,359
    Investment Expenses                            (1)                -             -          (20)
                                         ------------      ------------       -------      -------
  Net Investment Income                         1,683               235             2       13,123
                                         ------------      ------------       -------      -------

  Contributions:
    Employer                                       82                 -             1          947
    Participant                                   960                 -           105        8,190
                                         ------------      ------------       -------      -------
  Total Contributions                           1,042                 -           106        9,137
                                         ------------      ------------       -------      -------

  Transfers from Other Funds                    1,002             1,882             4       12,892
                                         ------------      ------------       -------      -------

Total Additions to Net Assets                   3,727             2,117           112       35,152
                                         ------------      ------------       -------      -------

Deductions from Net Assets Attributed to:
  Benefits Paid to Participants                   569               568             -        7,993
  Transfers to Other Funds                      1,101             1,422             5       12,892
                                         ------------      ------------       -------      -------

Total Deductions from Net Assets                1,670             1,990             5       20,885
                                         ------------      ------------       -------      -------

Change in Net Assets Available
  for Plan Benefits                             2,057               127           107       14,267
Net Assets Available for Plan
  Benefits, Beginning of the Year               5,342             3,442           644       71,984
                                         ------------      ------------       -------      -------

Net Assets Available for
  Plan Benefits, End of the Year                7,399             3,569           751       86,251
                                         ============      ============        ======       ======

     The Notes to the Financial Statements are an integral part of these financial statements.

                           UNITRIN 401K SAVINGS PLAN
                           -------------------------

                       NOTES TO THE FINANCIAL STATEMENTS
                       ---------------------------------

                           December 31, 1998 and 1997
                           --------------------------



Note 1 - Basis of Presentation

The financial statements included herein have been prepared on the basis of generally accepted accounting principles.

Note 2 - Plan Description

The Plan is a defined contribution plan which is available to employees of Unitrin, Inc. ("Unitrin") and certain of its subsidiaries (the "Companies"). Regular full-time employees of the Companies become eligible to participate in the Plan on the first day following the date that they have completed twelve consecutive months of employment with the Companies and have attained age 21.

Subject to Internal Revenue Code limitations, participants are allowed to defer and contribute between 1% and 15% of their compensation to the Plan. For the year ended December 31, 1998 Unitrin provided a matching contribution of 100% of the first $100 contributed by each participant and 50% of the next $400 contributed by each participant annually. Participant contributions are 100% vested at all times, and Company contributions are 100% vested after 2 years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in certain investment funds sponsored by The Dreyfus Corporation ("Dreyfus"), Fidelity Investments ("Fidelity"), LaSalle National Trust, N.A. and in the Unitrin Common Stock Trust. Dreyfus is a direct subsidiary of Mellon Bank, N.A. An individual account is maintained for each participant and updated to reflect the participant's contributions, actual investment income, and withdrawals. Each participant may suspend, resume, or change the rate of contribution and withdraw all or a portion of his vested account balance at any time, subject to certain restrictions. However, a participant may not make an in-service withdrawal from his Employer Matching Contributions Account.

A more detailed description of the Plan provisions is found in the formal Plan documents and in summary materials distributed to Plan participants.

For the year ended December 31, 1998 all direct and indirect expenses associated with administering the Plan were paid by Unitrin.

Note 3 - Investments

All investments are directed by participants and held by the Plan's Trustee, The Dreyfus Trust Company, a subsidiary of Dreyfus. Investments are carried at fair value based on the reported unit or share value of each investment. The number of shares comprising the participant-directed investments at December 31, 1998 was:

                  Investment                             Shares
          ---------------------------                 ------------
          Capital Preservation Fund                    18,074,938

          Unitrin Common Stock Trust                      156,174

          Dreyfus Balanced Fund, Inc.                     562,418

          Dreyfus Liquid Assets, Inc.                   3,431,480

          Dreyfus Appreciation Fund, Inc.                 612,271

          Fidelity Magellan Fund                           56,800

          Fidelity Contrafund                             130,295



Dreyfus serves as investment adviser to the Dreyfus Balanced Fund, Inc., Dreyfus Liquid Assets, Inc., and Dreyfus Appreciation Fund, Inc. Fayez Sarofim & Co. is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc. Fayez S. Sarofim, the majority shareholder of Fayez Sarofim & Co., is also a director of Unitrin. The Capital Preservation Fund is a collective investment fund established and managed by LaSalle National Trust, N.A. Fidelity Management &
Research Company ("FMR") is the management arm of Fidelity.   FMR chooses
investments for the Fidelity Magellan Fund and the Fidelity Contrafund. Additional information concerning the participant-directed investments is contained in the prospectuses and financial statements of the funds.


Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. In January 1996, the Plan obtained a favorable determination letter from the Internal Revenue Service.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant's taxable income until those amounts are actually distributed. Contributions made after April 1, 1993 are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Contributions made prior to April 1, 1993 were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant's account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age.

An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Internal Revenue Code.

Effective January 1, 1993 most taxable distributions from the Plan generally are subject to a 20% Federal income tax withholding unless directly rolled over into another qualified plan or Individual Retirement Account. Distributions of Unitrin common stock generally are not subject to the 20% withholding, and special tax rules may apply to the calculation of "net unrealized appreciation" on such stock.

If the Plan's requirements concerning loans to participants are satisfied, the amount of the loan will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loan will be treated as a distribution from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest paid on the loan is generally not deductible.


Note 5 - Subsequent Event

Effective January 1, 1999 for certain plan participants, Unitrin began to provide a matching contribution of 50% of the first 6% of annual compensation contributed by each participant, annually. For all other plan participants the company matching contribution remained unchanged (see Note 2). For participants hired after January 1, 1997, Company contributions will be 100% vested after 5 years of employment.

Effective September 1999, Unitrin intends to merge the 401(k) plans of The Reliable Life Insurance Company and Trinity Universal Insurance Company, both wholly-owned subsidiaries of Unitrin, into the Plan and replace the Plan's recordkeeper with INVESCO Retirement Plan Services.

                          Unitrin 401(K) Savings Plan
                Line 27a - Assets Held for Investment Purposes
                               December 31, 1998
                            (Amounts in Thousands)


   EIN #:  95-4255452
   PLAN #:  003


                Identity of Issuer,
   Party-in-     Borrower, Lessor                                                                 Current
   interest      or Similar Party                 Description of Investment          Cost          Value
   ---------  ----------------------------        -------------------------      -----------    -----------
              LaSalle National Trust, N.A.        Capital Preservation Fund

                                                  Bank Pooled Trust Fund         $    18,075    $    18,075

       *      Unitrin, Inc.                       Common Stock                         8,245         11,206

              Dreyfus Balanced Fund, Inc.         Mutual Fund Shares                   9,973          9,128

              Dreyfus Liquid Assets, Inc.         Mutual Fund Shares                   3,431          3,431

       *      Dreyfus Appreciation Fund, Inc.     Mutual Fund Shares                  20,263         25,758

              Fidelity Magellan Fund              Mutual Fund Shares                   5,728          6,862

              Fidelity Contrafund                 Mutual Fund Shares                   6,589          7,399

              Participants                        Participant Loans                    3,569          3,569
                                                                                 -----------    -----------

                                                                                 $    75,873    $    85,428
                                                                                 ===========    ===========

   *  This party involved is known to be a party-in-interest to the Plan

   See Accompanying Independent Auditors' Report

                          Unitrin 401(K) Savings Plan
                Line 27d - Schedule of Reportable Transactions
                     For the Year Ended December 31, 1998
                            (Amounts in Thousands)

   EIN #:  95-4255452
   PLAN #:  003

                                                                                                        Current
                                                                                                        Value of
                                                                                                        Asset on
     Identity of party                                           Purchase     Selling     Cost of      Transaction     Net gain
          Involved                  Description of Asset           Price       Price       Asset          Date         or (Loss)
   ----------------------           -------------------------    --------     -------     --------     -----------     ---------
   LaSalle National Trust, N.A.     Capital Preservation Fund
                                    Bank Pooled Trust Fund       $  4,485                              $     4,485
   LaSalle National Trust, N.A.     Capital Preservation Fund
                                    Bank Pooled Trust Fund                    $ 5,095     $  5,095     $     5,095     $       -

   Dreyfus Liquid Assets, Inc.      Mutual Fund Shares           $  1,921                              $     1,921
   Dreyfus Liquid Assets, Inc.      Mutual Fund Shares                        $ 1,864     $  1,864     $     1,864     $       -

   Dreyfus Appreciation Fund, Inc.  Mutual Fund Shares           $  4,420                              $     4,420
   Dreyfus Appreciation Fund, Inc.  Mutual Fund Shares                        $ 3,567     $  3,172     $     3,567     $     395

   Fidelity Magellan Fund, Inc.     Mutual Fund Shares           $  2,297                              $     2,297
   Fidelity Magellan Fund, Inc.     Mutual Fund Shares                        $ 1,528     $  1,464     $     1,528     $      64

   Unitrin, Inc.                    Common Stock                 $  2,413                              $     2,413
   Unitrin, Inc.                    Common Stock                              $ 2,096     $  1,614     $     2,096     $     482

   The Boston Company, Inc.         Mutual Fund Shares           $  2,355                              $     2,355
   The Boston Company, Inc.         Mutual Fund Shares                        $ 2,357     $  2,357     $     2,357     $       -

   See Accompanying Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of the Unitrin 401K Savings Plan has duly caused this annual report to be signed on its behalf by Unitrin, Inc., which is hereunto duly authorized.

                                    UNITRIN 401K SAVINGS PLAN

                                    By: Unitrin, Inc.


                                    /s/ RICHARD ROESKE

June 28, 1999                       ------------------------------
                                    Richard Roeske
                                    Corporate Controller

                                    (Principal Accounting Officer)

                           UNITRIN 401K SAVINGS PLAN
                           -------------------------

             FORM 11-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
             -----------------------------------------------------

                                 EXHIBIT INDEX
                                 -------------


                                                           Sequentially
Exhibit                                                      Numbered
Number         Description                                     Page
------         -------------------------------------       ------------
  23           Consent of KPMG LLP                               13


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